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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 8-A


                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934



                             FIRST BANK SYSTEM, INC.
             (Exact name of registrant as specified in its charter)


             Delaware                                    41-0255900
(State of incorporation or organization)       (I.R.S. Employer Identification
                                                              No.)


601 Second Avenue South, Minneapolis, Minnesota               55402-4302
(Address of principal executive offices)                      (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class              Name of each exchange on which
             to be so registered              each class is to be registered

                    None                                  None

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the
following box.   /   /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. / /


Securities to be registered pursuant to Section 12(g) of the Act:

                        Warrants to Purchase Common Stock
                                (Title of class)
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ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

          This Registration Statement on Form 8-A relates to an aggregate of 32,970 warrants (the "Warrants") issued by First Bank System, Inc. ("the Company") pursuant to the settlement of a class action lawsuit (the "Class Action") entitled PHILLIP DISMUKE, ET AL. V. EDINA REALTY, INC. filed in Minnesota State Court, Hennepin County, Court File No. 92-8716. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at an exercise price of $40.50 per share, subject to certain adjustments, at any time, until the expiration of the Warrants at 5:00 p.m. New York time on May 17, 2005. As of February 28, 1997, 28,009 Warrants were outstanding.

          On January 24, 1995, the Company completed its merger with Metropolitan Financial Corporation ("MFC"), a publicly held regional financial services holding company headquartered in Minneapolis, Minnesota (the "Merger"). Prior to the Merger, Edina Realty, Inc. ("Edina"), a wholly owned subsidiary of MFC, agreed to settle the Class Action, and Edina and MFC executed an Amended Settlement Agreement dated as of February 8, 1994, which, among other things, provided for the distribution to class members of warrants to purchase stock of MFC. On July 21, 1994, the Company signed a definitive agreement to acquire MFC. On October 12, 1994, Edina and MFC executed an Addendum to the February 8, 1994, Amended Settlement Agreement, which provided for the issuance of warrants to purchase shares of common stock of the Company instead of warrants to purchase shares of common stock of MFC subject to the completion of the Merger. On December 8, 1995, the Company sold Edina to a local investor group.

          The Warrants were issued in fully registered, certificated form ("Warrant Certificates") under the provisions of a Warrant Agreement dated as of October 2, 1995 (the "Warrant Agreement"), between the Company and First Chicago Trust Company of New York, as Warrant Agent (the "Warrant Agent").

          Each Warrant entitles the holder to purchase from the Company during the period from the date on or after May 18, 1995 that Warrants are first issued pursuant to the Warrant Agreement through May 17, 2005 (the "Exercise Period"), one (or such other number as may be determined by adjustment pursuant to the Warrant Agreement upon the occurrence of certain events) fully paid and nonassessable share of Common Stock, $1.25 par value, of the Company (the "Shares"), at the initial exercise price of $40.50 per Share or at such other price as determined by adjustment pursuant to the Warrant Agreement upon the occurrence of certain events (the "Exercise Price") payable in lawful money of the United States of America upon surrender of the Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent in Jersey City, New Jersey (the "Warrant Agent Office"), but only subject to the conditions set forth in the Warrant Certificates and in the Warrant Agreement.

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          A Warrantholder may exercise a Warrant by surrendering the Warrant
Certificate, with the form of election to purchase set forth thereon properly completed and executed, together with payment of the exercise price at the office or agency maintained by the Company for that purpose (initially the corporate trust office of the Warrant Agent but subject to change by the Company). Payment of the aggregate Exercise Price shall be made by certified or official bank check. The Warrant Agent will return a certificate evidencing the number of Shares issued upon exercise of the Warrant, together with a new Warrant Certificate if less than all of the Shares covered by the Warrant Certificate are being purchased.

          The Company shall not be required to issue fractions of Warrants or fractions of Shares or any certificates which evidence fractional Warrants or fractional Shares. In lieu of such fractional Warrants and fractional Shares there shall be paid to the registered holders of the Warrant Certificates with regard to which such fractional Warrants or fractional Shares would otherwise be issuable an amount in cash equal to the same fraction of the current market value (as determined pursuant to the Warrant Agreement) of a full Warrant or a full Share, as the case may be.

          No Warrant may be exercised after the close of business on May 17, 2005 (the "Termination Date"). To the extent not exercised prior to the close of business on the Termination Date, all Warrants then outstanding shall be null and void and shall no longer be exercisable.

          The Company has covenanted that if any of the Shares required to be reserved for purposes of exercise of Warrants require, under any federal securities law or applicable governing rule or regulation of any national securities exchange, registration or approval of any governmental authority, or listing on any such national securities exchange before the Shares may be issued upon exercise, the Company will in good faith prior to the issuance of the Shares endeavor to cause the Shares to be duly registered, approved or listed on the relevant national securities exchange, as the case may be; provided, however, that in no event shall such Shares be issued, and the Company is authorized to suspend the exercise of all Warrants, for the period during which such registration, approval or listing is required but not in effect.

          The Warrant Agreement provides that the Exercise Price and the number of Shares purchasable upon the exercise of each Warrant and the number of Warrants outstanding are subject to adjustment from time to time upon the occurrence of the events enumerated in the Warrant Agreement. Specifically, in case the Company shall (i) declare a dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock,
(iii) combine the outstanding Common Stock into a smaller number of shares, or
(iv) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), the Exercise Price in effect at the

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time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable upon exercise of a Warrant shall on such date be proportionately adjusted to the extent necessary so that the holder of any Warrant exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Warrant had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above in this paragraph shall occur.

          Also, in case the Company shall issue rights or warrants to all holders of Common Stock entitling them (for a period expiring within 45 calendar days after the date of issuance) to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share of Common Stock (or having a conversion price per share of Common Stock, if a security convertible into Common Stock) less than the current market price per share of Common Stock (as defined in the Warrant Agreement) on the record date mentioned below, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined by the Board of Directors of the Company. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed, but such subsequent adjustment shall not affect the number of Shares issued upon any exercise of Warrants prior to the date such adjustment is made.

          In addition, in case the Company shall fix a record date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends payable in Common Stock) or subscription rights or warrants

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(excluding those referred to in the immediately preceding paragraph), the
Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, of which the numerator shall be the current market price per share of Common Stock (as defined in the Warrant Agreement) on such record date, less the fair market value (as determined by the Board of Directors of the Company, whose determination shall be conclusive, and described in a statement filed with the Warrant Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one share of Common Stock, and of which the denominator shall be such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that it is not so made, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such record had not been fixed.

          No adjustment in the Exercise Price shall be required unless such adjustments would require an increase or decrease of at least 1% in such price; PROVIDED, HOWEVER, that any such adjustments shall be carried forward and taken into account in any subsequent adjustment. All adjustment calculations shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

          If an adjustment in the Exercise Price is to be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Warrant exercised after such record date the Shares and other capital stock of the Company, if any, issuable upon such exercise over and above the Shares and other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; PROVIDED, HOWEVER, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

          If the Exercise Price is adjusted, the Warrant Agreement provides that, at the election of the Company, either (a) the number of Shares purchasable upon the exercise of each Warrant shall be adjusted or (b) each outstanding Warrant shall be adjusted to become a different number of Warrants. In the latter event, each Warrant outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Shares (calculated to the nearest hundredth) obtained by (i) multiplying the number of Shares purchasable upon exercise of a Warrant immediately prior to such adjustment of the number of Shares by the Exercise Price in effect immediately prior to such adjustment of the Exercise Price, and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price. The Company then will cause to be distributed to registered holders of Warrant Certificates either Warrant Certificates representing the additional

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Warrants issuable pursuant to the adjustment or substitute Warrant Certificates to replace all outstanding Warrant Certificates.

          In case of any capital reorganization of the Company, or in case of the consolidation of the Company with or the merger of the Company into any other corporation (other than a consolidation or merger in which the Company is the continuing corporation) or of the sale of the properties and assets of the Company as, or substantially as, an entirety to any other corporation, each Warrant shall after such reorganization, consolidation, merger or sale be exercisable, upon the terms and conditions specified in the Warrant Agreement, for the number of shares of stock or other securities or property to which a holder of the number of Shares purchasable (at the time of such reorganization, consolidation, merger or sale) upon exercise of such Warrant would have been entitled upon such reorganization, consolidation, merger or sale; and in any such case, if necessary, the provisions set forth in the Warrant Agreement with respect to the rights and interest thereafter of the holders of the Warrants shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the exercise of the Warrants.

          Any determination as to fair market value pursuant to the Warrant Agreement or as to whether an adjustment in the Exercise Price in effect is required, or as to the amount of any such adjustment, if required, shall be binding upon the holders of Warrants and the Company if made in good faith by the Company and, if required by the provisions of the Warrant Agreement, evidenced by a certificate of a firm of independent public accountants (who may be the independent accountants regularly employed by the Company) selected by the Company.

          Warrant Certificates, when surrendered at the Warrant Agent Office by the registered holder thereof in person or by legal representative by an attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

          Upon due presentation for registration of transfer of a Warrant Certificate at the Warrant Agent Office, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee upon such registration of transfer, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

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ITEM 2.   EXHIBITS

     1 Warrant Agreement, dated as of October 2, 1995, between the Company and First Chicago Trust Company of New York as Warrant Agent. (Incorporated by reference to Exhibit 4.9 to the Company's Post-Effective Amendment No. 1 to its Registration Statement on Form S-3, File No. 33-61667, and previously filed as Exhibit 4.18 to such Registration Statement.)

     2    Form of Warrant Certificate.  (Incorporated by reference to Exhibit
          4.10 to the Company's Post-Effective Amendment No. 1 to its Registration Statement on Form S-3, File No. 33-61667, and previously filed as Exhibit 4.19 to such Registration Statement.)


SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:      April 8, 1997

                                        FIRST BANK SYSTEM, INC.

                                        By /s/Lee R. Mitau
                                          -------------------------------
                                        Lee R. Mitau
                                        Executive Vice President, General
                                             Counsel, and Secretary

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                                  EXHIBIT INDEX

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                                                                      PAGE NO. IN SEQUENTIALLY
EXHIBIT        DESCRIPTION OF EXHIBIT                                   NUMBERED COPY
-------        -----------------------                                -----------------------
   1           Warrant Agreement, dated as of October 2,
               1995, between the Company and First
               Chicago Trust Company of New York as
               Warrant Agent.   (Incorporated by reference
               to Exhibit 4.9 to the Company's Post-Effective
               Amendment No. 1 to its Registration
               Statement on Form S-3, File No. 33-61667,
               and previously filed as Exhibit 4.18 to such
               Registration Statement.). . . . . . . . . . . . . . . . . . . . . N/A

   2           Form of Warrant Certificate.  (Incorporated
               by reference to Exhibit 4.10 to the Company's
               Post-Effective Amendment No. 1 to its
               Registration Statement on Form S-3,
               File No. 33-61667, and previously filed as
               Exhibit 4.19 to such Registration Statement.) . . . . . . . . . . N/A

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